Exhibit 21.1

List of Subsidiaries(1)

Jurisdiction
Katonah Debt Advisors, L.L.C.(2)	Delaware
Kohlberg Capital Funding LLC I	Delaware
Katonah Management Holdings LLC(2)	Delaware
Katonah X Management LLC(2)(3)	Delaware
Katonah 2007-I Management LLC(2)(3)	Delaware
Katonah 2008-II Management LLC(2)(3)	Delaware
Katonah Scott’s Cove Management LLC(2)(3)	Delaware
KPKSI Management Holdings LLC(2)	Delaware
KPKSI Holdings LLC(2)(4)	Delaware

(1)	Excludes a 35% interest in PKSIL LLC.

(2)	Represents a wholly-owned portfolio company that is not consolidated for financial reporting purposes.

(3)	A wholly-owned subsidiary of Katonah Management Holdings LLC.

(4)	A wholly-owned subsidiary of KPKSI Management Holdings LLC.